                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For December 22, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.

Buenos Aires, December 22, 2005.

/s/ By:	/s/ Joaquin Ibañez
Name: Joaquin Ibañez
Title: Member of the Statutory Auditor's Committee

TABLE OF CONTENTS

English translation of a letter dated December 22, 2005 filed with the Buenos Aires Stock Exchange, regarding a notification received from Multitrans S.A., the company to whom we sold Con-Ser S.A.-

Buenos Aires, December 22, 2005

Buenos Aires Stock Exchange
Dear Sirs,

Ref. Duty to inform

In compliance with the existing capital market transparency regulations, we address you to inform that we have received a communication from Multitrans S.A., who in December 2000, acquired from Mastellone Hermanos SA the total share capital (100%) of our then controlled company, ConSer S.A.

By the abovementioned communication, rendered pursuant to the relevant clauses of the sock purchase agreement by which the transaction was executed, its current controller informed us about a new notice received from the AFIP (the Argentine Tax Authority), in which such entity formulates certain observations to the tax treatment given to certain invoices received from suppliers. The invoices that correspond to the time in which our company controlled ConSer S.A. amount to AR$17,1 million (without computing interests nor fines that the AFIP could impose if it doesn't agree with our response to the mentioned observations).

In accordance to the stock purchase agreement, our company will participate in the preparation of the brief that will be filed in response to the observations done by the AFIP, in which we will set forth the arguments that we believe will reverse the mentioned observations. We understand we had always complied with the existing tax regulations and therefore we will exercise our right to defend ourselves throughout all the necessary jurisdictions, in order to preserve our position and avoid the company any patrimonial impact.

Yours sincerely,

MASTELLONE HERMANOS S.A.